B E R M U D A         I R E L A N D         U N I T E D   S T A T E S         LLOYD’S
Creating a World Class Specialty
Insurer and Reinsurer
Investor Presentation
May 27, 2009
Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

INFORMATION CONCERNING
FORWARD LOOKING STATEMENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This presentation includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd.
(“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive  joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and
Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued
instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this presentation.
ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:
This presentation relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus of
IPC and Max. This presentation is not a substitute for the definitive joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE  JOINT PROXY
STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY
CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial
Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at
441-295-8800, in the case of Max’s filings.
PARTICIPANTS IN THE SOLICITATION:
IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.
Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

Why Shareholders Should Vote For The IPC / Max Merger
Offers superior value to IPC / Max shareholders
Compelling strategic combination
Speed and certainty of closing – all regulatory approvals are in place
Result of a thorough and robust process
Max transaction and the Validus offer are NOT “either or" options

✓	✗
	✓	✗
	✓	✗
	✓	✗
	✓	✗
	✓	✗

IPC HOLDINGS, LTD.
Max

Key Considerations
Validus Hostile
Takeover of IPC
IPC / Max Merger
Compelling strategic rationale
Accretive to IPC book value
Delivers greater book value to IPC shareholders
Historical track record of strong risk management
Better timing and certainty of completion
Greater upside and long-term value creation
Choice for IPC Shareholders – Vote to Approve Max Merger or NO Transaction

5 IPC / Max – A World Class Specialty Company

IPC’s Strategic Review – A Path to Superior Value
Since its inception in 1993, IPC has successfully operated as a property catastrophe reinsurer
Following KRW hurricane losses in 2005, IPC reevaluated its business model
Rating agencies increased capital requirements for property catastrophe business
Lowered premiums for a given amount of capital resulted in lower ROEs for monoline property catastrophe companies
IPC’s Board reviewed strategic options to achieve superior shareholder value creation:
Diversification beyond IPC’s monoline property catastrophe business to achieve more consistent earnings, a more efficient use of capital and higher returns on equity
IPC’s Board determined a merger-of-equals was the best way to achieve its goals
A comprehensive range of alternatives, including run-off and organic growth was actively considered
A merger of equals preserves the value of IPC’s franchise in property catastrophe built over 15 years
Max best achieved IPC’s goals and provided a clear path to create significant value
IPC completed a thorough diligence process on Max

Strong capital base with over $3 billion in equity and minimal leverage
Greater size enhances “margin of safety” and financial flexibility
A truly diversified, balanced global underwriting platform
Strong and vibrant franchise serving both property & casualty markets
Multiple operating platforms – Bermuda, Dublin, U.S. and Lloyd’s
More efficient use of capital - $300 to $400 million of excess capital
Increased ability to accelerate growth in a hardening market
Both property & casualty markets currently provide attractive opportunities
Strong and deep management and underwriting teams
IPC/Max Creates A World Class Specialty Company
An IPC/Max merger brings together the upside of the short-tail market and the stability of returns of long-tail business to create value for shareholders

A Combination Creates Size and Scale
Combination provides greater size and scale
Enhances valuation and ratings profile
Better positioning with clients and brokers
Platform/underwriters are in place
____________________
(1) Includes RE, AXS, PRE, ACGL, TRH and RNR.
(2) Includes ORH, AHL, AWH, ENH, VR, IPCR, PTP, MRH and MXGL.
(3) Based on A.M. Best financial strength ratings.
12/31/2008
Company Equity
1 Everest Re $4,960
2 AXIS 4,461
3 PartnerRe 4,199
4 Arch Capital 3,433
5 Transatlantic 3,198
IPC + Max 3,131
6 RenaissanceRe 3,033
7 OdysseyRe 2,828
8 Aspen 2,779
9 Allied World 2,417
10 Endurance 2,207
11 Validus 1,939
12 IPC Holdings 1,851
13 Platinum Re 1,809
14 Montpelier Re 1,358
15 Max Capital 1,280
16 FlagstoneRe 986
17 Greenlight Capital 485
Average Price / Book Multiple
3-Year 2007 2008 Current
Rating
(3)
> $3.0 billion
of equity
(1)
1.26x 1.39x 1.09x 0.93x A to A+
< $3.0 billion
of equity (2)
1.04x 1.16x 0.89x 0.77x A- to A

Strong Balance Sheet and Capital Base
Combined
(2)
____________________
(1) Investment portfolio includes cash.
(2) Does not reflect GAAP purchase accounting adjustments. For more information, see the joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.
(3) Max corporate debt excludes $150 million of borrowings under primary credit facility, which were repaid in April 2009.
Balance sheet strength and liquidity positions the combined company for future opportunities
As of March 31, 2009
($mm)
Investment Portfolio
(1)
$2,190.0 $5,036.0 $7,225.9
Total Assets $2,453.1 $7,177.4 $9,630.5
Loss & LAE Reserves $354.5 $4,311.7 $4,666.2
Stockholders' Equity $1,849.5 $1,262.9 $3,112.3
Corporate Debt
(3)
$0.0 $91.4 $91.4
Total Debt / Capitalization 0.0% 6.7% 2.9%
Investments / Equity 1.18x 3.99x 2.32x

Fixed Income
81%
Alternatives /
Equities
13%
Cash
6%
3/31/09 - $5.0 billion
3/31/09 - $2.2 billion
IPC and Max Maintain a High Quality Investment Portfolio
Max Capital
IPC Holdings
IPC and Max currently have similarly positioned investment portfolios
Alternatives / equities of combined portfolio to be reduced to 5%-7% of total
Fixed income
69%
Cash
19%
Alternative
investments
12%

2008 GPW  = $403 million
Reinsurance
Insurance
47%
53%
Reinsurance
Insurance
35%
65%
2008 GPW  = $1,254 million
2008 GPW  = $1,658 million
Max Capital Combined
Reinsurance
100%
IPC Holdings
A Truly Diversified Underwriting Platform
Property /
property cat
Other short-tail
93%
7%
Life & annuity
Casualty
long-tail
Other short-tail
Property /
property cat
20%
19%
42%
19%
Property /
property cat
Other
short-tail
Casualty
long-tail
Life & annuity
38%
16%
32%
15%

Opportunistic Expansion in a Hardening Market
A merger creates excess capital of $300 to $400 million through diversification
Ability to profitably deploy capital for new business and capital management
Total property / property catastrophe premiums of over $550 million
Peak catastrophe risk (1 in 250 PML) presently targeted at 20% of capital
Retentions on Max’s seasoned casualty insurance business expected to increase
Lloyd’s expected to contribute approximately $150 million in gross premiums in 2009
____________________
(1) Does not reflect GAAP purchase accounting adjustments. For more information, see the joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.
($mm)
Combined
(1)
2008 GPW $403 $1,254 $1,658
2008 NPW $397 $840 $1,237
12/31/2008 Equity $1,851 $1,280 $3,131
NPW / Equity 0.21x 0.66x 0.40x

Diversified Business = More Stable Underwriting Returns
Each $1 of property catastrophe business requires as much capital as writing $2.5 to $3.0 of casualty business, depending on the class
Aggregate underwriting profit is similar – but more stable results
50% to 60% combined ratio in property is equivalent to achieving a 80% to 87%
combined ratio in casualty based on higher (2.5x - 3.0x) premium leverage
Current casualty business written is in line with these underwriting levels
Earnings enhanced by higher investment income due to longer duration of liabilities
Capital to be opportunistically deployed to generate highest risk adjusted returns
Segments of the casualty market currently offer attractive opportunities
A diversified portfolio of risks allows capital to be deployed more efficiently
Diversified mix of business = lower underwriting volatility and more efficient utilization of capital

78%
140%
33%
50%
56%
71%
104%
252%
60%
73%
92%
116%
0%
25%
50%
75%
100%
125%
150%
300%
2004 2005 2006 2007 2008 Average
83%
84%
75%
77%
96%
84%
104%
101%
96%
96%
124%
102%
0%
25%
50%
75%
100%
125%
150%
300%
2004 2005 2006 2007 2008 Average
____________________
Source:  Company filings.
Property focused reinsurers include RNR, IPC, VR, MRH and FSR. Diversified reinsurers include RE, AXS, ACGL, TRH, PRE, ORH, AWH, ENH, AHL, PTP and MXGL.
Validus had the worst
combined ratio relative to
its mono-line peers
Validus began
operations following
Hurricanes Katrina, Rita
and Wilma
Diversified Platforms Generate More Consistent Margins
Diversified Reinsurers
Property Focused Reinsurers
Validus has
underperformed its peers
over the last 3 years
Median 94% 116% 85% 83% 94% 94%
Max 94% 106% 86% 88% 92% 93%
Median 78% 201% 55% 61% 89% 97% 68%
IPC 78% 252% 33% 50% 56% 94% 46%
VR 57% 62% 92% NA 70%
3 year
Average

Validus has significant volatility embedded in its underwriting operations
Validus indicates its 1 in 250 year peak PML represents 33% of equity…whereas Validus lost 12.4%
of its equity in Ike/Gustav, a 1:10-15 year event?
Validus Has Significant Exposure to Catastrophes
Ike/Gustav Ultimate Net Losses as a % of 6/30/08 Common Equity ($ in millions)
3.4%
12.4%
11.0%
10.1%
8.9%
8.4%
8.1% 8.1%
7.8%
7.0%
6.7%
6.3%
6.0%
5.0%
4.8%
4.6%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%
VR FSR RNR MRH PTP ACGL AXS PRE AHL IPCR ENH ORH TRH AWH RE MXGL
(1) (2) (2) (3)
Losses $256 $140 $276 $140 $165 $287 $384 $305 $171 $135 $148 $155 $113 $257 $50 $170
____________________
Source: Company filings as of 12/31/08.  Losses are generally disclosed net of reinstatement premiums.
(1) Results reflect Ike only.
(2) Equity includes preferred, which subsequently converted to common.
(3) TRH does not disclose specific losses but disclosed “$169.7 million principally relating to Hurricane Ike” or 5.0% of 6/30/08 common equity.
VR increased its Ike reserves by 42% in Q4 2008
Validus had the greatest loss among its
broad peer group

16 The IPC / Max Superior Value Proposition

Valuation is a Function of Book Value
“Investors mostly look at insurance stocks on a price / book basis.  The average price / book for our property /casualty
stocks have ranged between 1.0 times to 2.0 times book.”
- Bank of America Merrill Lynch, Industry Primer,
February 20, 2009
“Why focus on book value? Book value, while largely
meaningless for those investing in the stocks of many
industries, is an important benchmark in valuing
property-casualty related insurers for two reasons:
(1) insurance is a promise and (2) book value provides
stability in an industry setting where earnings can be
volatile.”
- Credit Suisse, Charles Gates,
September 14, 2006
“[T]he per share ‘consideration’ to IPCRe shareholders
from either deal will continue to change at any point in
time as market pricing changes…Accordingly, we
continue to believe that the value to IPC shareholders
is a combination of their share in the pro forma
tangible book value of the combined entity, and what
the ultimate P/B valuation the market will afford the
new entity (both are equally important).”
- Dowling & Partners Securities, LLC
May 22, 2009
As Validus states - “Diluted book value per common share is considered by management to be an appropriate measure of our returns to common shareholders, as we believe growth in our book value on a diluted basis ultimately translates into growth of our stock price”
—
Validus 2008 10-K, page 48

The IPC/Max Superior Value Proposition
Combined business plan will provide more stable and enhanced returns
Building on increased scale and diversification while retaining franchise value of property cat business
Generation of $300 to $400 million of excess capital for deployment or capital management programs will increase ROE
Ability to allocate capital to lines of business as and when opportunities arise
Significant book value multiple expansion
IPC and Max are both trading at discounts to current book values
Resolution of current valuation pressures for IPC (monoline business model) and
Max (alternative investment allocation)
Larger cap, diversified companies trade at higher multiples than smaller cap, monoline companies
The IPC/Max Combination Provides Significant Value Creation

IPC / Max Offers Significant Value to Shareholders
Valuation of IPC / Max Is Opportunistic
Significant Value Creation — IPC Implied Price Per Share
0.77x
0.72x
Max IPC
+46%
+56%
+31%
IPC / Max Delivers Higher ROE
+55%
2009E – 2013E Average ROE
(1)
(1)
____________________
(1) Based on the "combined entity case 1" referred to in the joint registration statement/proxy of IPC and Max under the heading "The Amalgamation--Opinion of J.P.
Morgan Securities Inc., Financial Advisor to IPC's Board”.
Price / Book Value Per Share Prior to Merger (at 2/27/09)
(1)
(1)
(1)
$26
$28
$31
$41
$26.49
IPC Price 05/08/09 IPC Run-Off Case IPC Monoline Case IPC Organic Growth Case IPC/Max Combined
14%
11%
IPC Monoline Case Combined

The IPC / Max Merger Delivers Superior Value to IPC
Delivers greater tangible book value per share and book value per share
Max delivers book value accretion – Validus is dilutive
Delivers a superior value creation opportunity
Historical multiple implies a greater historical premium to IPC over time
Market has not endorsed the Validus proposal
Market is expecting
the successful closing
of the IPC / Max merger
Equity research analysts support the IPC / Max merger
IPC / Max merger is ready to close immediately after shareholder votes

Max Provides IPC Shareholders More Value than Validus
Diluted Tangible Book Value per IPC Share
Diluted Book Value per IPC Share
Max delivers 23% more value to
IPC’s shareholders vs. Validus
Max delivers 19% more value to
IPC’s shareholders vs. Validus
As of December 31, 2008
____________________
Note :  See appendix for book value per share calculations included herein.
As a multiple of IPC 1.03x 0.84x
As a multiple of IPC 1.06x 0.90x
$27.44
$33.83
$20.00
$25.00
$30.00
$35.00
$40.00
Max Validus
$34.93
$29.46
$20.00
$25.00
$30.00
$35.00
$40.00
Max Validus

$27.55
$33.67
$32.85
$25.00
$30.00
$35.00
IPC Standalone Max Validus
$31.67
$25.00
$30.00
$35.00
Max Validus
$31.97
$25.00
$30.00
$35.00
Max Validus
____________________
Note: Validus book value includes the impact of $3.00 dividend per share to IPC shareholders.
(1) Excludes purchase accounting adjustments and transaction expenses. For more information, see joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.
Max Transaction is Accretive to IPC – Validus is Dilutive
Diluted Tangible Book Value per IPC Share (12/31/08)
As a multiple of IPC             0.96x
Pro Forma for PGAAP
Combined (1)
Diluted Book Value per IPC Share (12/31/08)
As a multiple of IPC            0.97x
Combined (1)
Pro Forma for PGAAP
?
?
As a multiple of IPC      1.03x 0.84x
19.6% dilutive
to IPC
As a multiple of IPC      1.01x 0.80x
No higher than $26.10
No higher than $27.24
16.1% dilutive
to IPC
Less than 0.79x
Less than 0.83x
$26.41
$33.23
$32.85
$25.00
$30.00
$35.00
IPC Standalone Max Validus

$925
$1,019
$1,280
$1,035
Implied Value At Announcement Book Value 60-Day Avg. 1-Year Avg.
Combined Market Cap 0.90x 1.00x 1.10x
IPC / Max Has Significant Upside Potential
Max Offers a Diversified Franchise with Significant Upside
(1)
Value Creation Opportunity
(2)
P/B multiple:                0.72x 0.80x 0.81x
Pro forma price to book value multiple
Max
IPC
(3)
$2,801
$3,112
$3,424
$2,395
$1,432
$25.35 / share
$1,638
$29.00 / share
$1,820
$32.22 / share
$2,002
$35.45 / share
$963
$1,163
$1,292
$1,421
Implied 0.77x PF multiple
+14.4%
+27.1%
+39.8%
(1)
Based on share counts as of December 31, 2008, diluted using the treasury stock method with average prices as of February 27, 2009.
(3) Based on share counts as of March 31, 2009, fully diluted with share prices as of May 21, 2009.
(2) Does not reflect GAAP purchase accounting adjustments.

Max Offers a Higher Implied Price to IPC Shareholders
____________________
(1) Exchange ratio of 0.6429 IPC shares per Max share implies 1.5555 Max shares per IPC share.
(2) Exchange ratio of 1.1234 Validus shares per IPC share plus $3.00 dividend per IPC share.
Validus Average
Max Average
$10.0
$15.0
$20.0
$25.0
$30.0
$35.0
$40.0
$45.0
$50.0
7/25/07 10/7/07 12/20/07 3/3/08 5/16/08 7/29/08 10/11/08 12/24/08 3/8/09 5/21/09
Average Implied Price to IPC
Since
VR IPO 2007 2008 52-Week
Max Capital
(1)
$35.34 $41.72 $35.61 $29.71
% Premium to IPC 28% 44% 27% 8%
Validus
(2)
$29.07 $30.38 $28.32 $28.18
% Premium to IPC 5% 5% 1% 2%

th
The Market Has Not Endorsed Validus’ Hostile Proposal
3-Day VR
Performance
Following
03/30/09
Proposal
05/15/09
Proposal
(5.7%)
(7.5%)
Validus’ stock under significant pressure after each hostile offer
Massive underperformance against composite group
Reasons are clear and simple – NO strategic element to the transaction
Validus using its overpriced stock to achieve a “change of control”
Revised offer now lower than original proposal (at time of announcement)
Validus’ stock declined 7.5% on the 3 days following its May 15  proposal
Downside risks to the trading value of Validus are significant
Hurricanes Ike/Gustav demonstrated high risk nature of underwriting platform

$13.00
$14.00
$15.00
$16.00
$17.00
$18.00
$19.00
2/27/09 3/8/09 3/17/09 3/26/09 4/4/09 4/14/09 4/23/09 5/2/09 5/11/09 5/21/09
The Market Expects the IPC / Max Merger to Close
The market expects the IPC / Max merger to close when IPC shareholders vote on June 12 th
Since the merger was announced, IPC and Max’s stock prices have traded in a narrow band
Insurance investors understand that the IPC / Max merger makes strategic sense
The market has rejected Validus’s hostile offer
IPC and Max’s stock prices demonstrate that the market views Validus’ hostile offer as improbable
Implied to
Max
(1)
Max
____________________
(1) Implied to Max reflects an exchange ratio of 0.6429 IPC shares per Max share.
Implied Deal Price to Max

“An IPCR/MXGL merger has strategic advantages
in our view
including:
1) increased diversification,
2) ability to free up excess capital
(est. at $300-$400mm) and
3) improved likelihood of
ultimately achieving an A rating.”
- Fox-Pitt Kelton Cochran Caronia Waller, Daniel Farrell
April 7, 2009
Research Analysts Strongly Endorse the IPC / Max Merger
“Max Capital’s management estimates the excess capital
generated from the diversification credits of the combined
entity at $300–400 million.
The merged entity’s larger balance
sheet and more diverse operations may provide more security
and attract more business just as a flight to quality is prevailing among clients. We note that S&P placed Max Capital’s credit
rating on CreditWatch with positive implications following the announced merger, citing the “creation of a larger and well-
capitalized company, with a more diversified book of business…
and reduced earnings/capital volatility.”
- Citi, Joshua Shanker
May 13, 2009
“We would support the IPC-Max deal. We believe the proposed deal makes sense and would create value for shareholders by virtue of its strong capital position and diversified business
mix. We
don’t believe 90% of shareholders will tender to the Validus offer and as such believe that rejecting the IPC-Max deal injects a
considerable degree of uncertainty without necessarily creating additional
value…
Regardless of any other considerations, we
believe this is the choice which offers shareholders the greatest certainty.”
- RBC Capital Markets, Mark A. Dwelle
May 13, 2009
“We do not like the potential IPCR merger for VR, as we
believe the resulting combination would have too large a
concentration of catastrophe exposed business (particularly
heading into Atlantic Hurricane season), as well as increased investment risk and an uncertain rating agency reaction.
We continue to believe that the IPCR/MXGL merger will be
approved by IPCR shareholders when they vote in June.”
- Keefe, Bruyette & Woods, Dean Evans
May 5, 2009

IPC / Max Merger Is Ready to Close
All regulatory approvals are in place - closing expected
immediately after the June 12
th
vote, prior to the 2009 hurricane season
Completion
Hart-Scott-Rodino
Lloyd’s
UK FSA
Ireland
Delaware Insurance Department
Regulatory Approval
Indiana Insurance Department
A.M. Best
Moody’s
Joint Rating Agency
Meetings
Standard & Poor’s
IPC lenders Credit
Facilities
Max lenders
Proxy statement effective
IPC shareholders
June 12
th
Shareholder
Approvals
Max shareholders
June 12
th

29 The Validus Proposal Is Not Superior

✓	✗
✓	✗
✓	✗
✓	✗
✓	✗
✓	✗
✓	✗
✓	✗

IPC HOLDINGS, LTD.

Max

IPC / Max - A Compelling Value Enhancing Transaction
Validus Unsolicited Offer IPC / Max
Validus’ private equity-dominated Board will control
direction of the company – not always best for public
shareholders
Continued IPC Board representation ensures
implementation of shared strategic vision
Financially-driven transaction Strategically-driven transaction
Validus does not intend to offer a role to IPC management
despite IPC’s longstanding relationships and highly
regarded underwriting culture
Combined management team leverages skill sets from both
IPC and Max
Focus on short-tail lines that exhibited strong correlation
when tested by hurricanes Ike and Gustav
Diversified global platform provides flexibility to deploy
capital opportunistically to take advantage of favorable
markets
Significant overlap would lead to excessive risk
concentration and require a reduction in the property book
Complementary businesses with limited overlap, combining
IPC’s property cat expertise with Max’s diversified insurance and reinsurance platforms
Compounding two large catastrophe exposed books
would not lead to capital efficiencies and be viewed
negatively by rating agencies
Generates excess capital of $300 to $400 million to deploy
in new businesses or for capital management purposes
Validus does not value IPC’s franchise - views acquiring
IPC as a way to raise capital at a deep discount to book
value at the expense of IPC shareholders
Preserves IPC’s property catastrophe franchise writing $550
million of property catastrophe premiums annually on a
combined basis
Hostile takeover with no intention to preserve IPC’s
business
Combined business plan developed jointly by the
management of Max and IPC

IPC / Max Has Certainty of Close — Validus Does Not
Exchange
Offer
Scheme of
Arrangement
Amalgamation
Offer
Validus’ Hostile Offer Cannot Close Early in Hurricane Season
And Hurricane Season Can Change Validus’ Plans
Complex and time consuming
“Offer” is highly conditional, resulting in substantial uncertainty for IPC shareholders
Conditions include tender of 90% of IPC’s shares, which is impracticable
IPC’s Bye - Laws prevent a single owner of 10% or more of IPC’s common shares
Those who attempt to acquire more than 10% are subject to a voting cutback
Unprecedented in Bermuda and never successful in England
Not expected to be permitted by the Supreme Court of Bermuda
Long process that requires multiple shareholder meetings
Does not meet IPC’s strategic objectives – highly correlated risk concentration, –
significant risk and uncertainty
Value and terms are unacceptable to IPC – financial deal at a significant discount to book –
IPC would need to perform diligence on Validus offer
IPC needs satisfactory ratings agency feedback to continue serving its clients

32 IPC / Max Merger Is The Result Of A Thorough Process

Max Transaction Result of A Thorough and Robust Process
The merger with Max resulted from a lengthy and careful process where the IPC Board considered organic growth, and a possible combination with a significant number of counterparties, including some who were invited to submit proposals and others that approached IPC
IPC established a
Business
Development
Committee
IPC engaged J.P.
Morgan to assist
with the strategic
review process in
determining whether
to pursue an organic
growth plan or a
business
combination
IPC reviewed a broad list
of potential
counterparties, including
Validus
IPC authorized
J.P. Morgan to contact a
select number of
potential counterparties
IPC also received
inbound calls from
various parties, some of
whom were invited in the
process
IPC entered into
confidentiality and
standstill agreements
with eight potential
counterparties, including
Max
IPC engaged in
discussions with
six potential
counterparties,
including Max,
and for formal
merger
proposals
IPC received four
written proposals
and one oral
proposal
IPC decided to
pursue further
discussions with
three potential
counterparties
IPC developed
counter proposals
IPC engaged in
detailed negotiations
and diligence with
Max and another
potential
counterparty, which
included the
development of
combined business
plans
IPC determined that
pursuing exclusive
discussions with Max
would be in its best
interest
IPC and Max engaged
in additional due
diligence and finalized
negotiations before
executing the
amalgamation
agreement
January 29 —
March 1, 2009
January
2009
December
2008
November —
December 2008
October —
November 2008
Early 2008 2007

Four Month Due Diligence Process
November –
December 2008: exchanged non-public information and engaged in discussions
January 2009: IPC and its outside advisors
engaged
in due
diligence
on threshold items
Outside advisors – (i) independent consulting firm, (ii) independent investment advisory firm, (iii) independent accounting firm, (iv) J.P. Morgan as financial advisor, (v) Sullivan & Cromwell and Mello Jones & Martin as legal advisors
Key due diligence items included
Evaluation of management
Valuation and liquidity of Max’s investment portfolio
Loss reserves
Ability to manage the initial aggregation of catastrophe risk
Enterprise risk management
Collectability of ceded reinsurance
Accounting
Information technology
Change in control provisions
Pending litigation and claims and other contingencies
February 2009: Continued IPC’s detailed due diligence investigation into Max on an exclusive basis
As a result of the due diligence process, IPC was able to gain comfort with Max as an amalgamation partner and build a combined business plan

Consideration of Validus in the Process
In early October 2008, IPC selected 12 parties who were most likely to satisfy IPC’s strategic objectives, and excluded those that IPC believed were not appropriate potential counterparties
Although IPC had previously identified Validus as a potential counterparty because of its similar size to IPC, after careful consideration IPC did not include Validus in its select list of potential counterparties to contact because of the following:
Validus’s catastrophe exposure
Level of Validus’s goodwill and intangible assets
Validus’s relative lack of seasoning as compared to other alternatives, given its formation in 2005 and acquisition of substantial assets in 2007
Other parties that had not been included on the initial list of selected potential counterparties contacted IPC, and the Company’s board considered every credible proposal
On November 3, 2008, IPC received an unsolicited proposal from a large, publicly-traded insurance company proposing that IPC and the company enter into an exclusivity agreement to discuss an acquisition of IPC in a stock-for-stock transaction.  As the proposal was based on an unsatisfactory valuation of IPC’s book value and was subject to detailed due diligence, IPC’s board of directors declined to grant exclusivity but invited the company to participate in the process.
The counterparty declined
Another company contacted IPC and made a business case to be included in the process. IPC agreed and held discussions with that counterparty over several months until it entered into an exclusivity agreement with Max
IPC also received unsolicited indications of interest from parties referred to as Party H and Party I in the proxy statement, and met with and received a formal proposal from Party K

Diversification beyond IPC’s monoline property catastrophe business to achieve, consistent long-term earnings and higher returns on equity
Excess capital of $300 to $400 million to deploy in new businesses or for capital management purposes
Diversify to Improve
Earnings and Returns
Increased flexibility to deploy capital opportunistically to take advantage of favorable pricing and underwriting developments across a greater number of business lines and regions
Highly Complementary
Businesses
Limited overlap between IPC’s strength in property catastrophe reinsurance and Max’s diversified insurance and reinsurance platforms
Preserve IPC’s
Existing Franchise
Value
Maintain position as leading property catastrophe reinsurer writing over $550 million of property catastrophe premiums annually, on a combined basis
Increased Scale and
Scope
Approximately $3 billion of capital, providing a larger buffer to protect IPC’s capital from catastrophe events and enhancing IPC’s ability to achieve better ratings
Increase Management
Depth
Top-notch management team with a proven ability to manage a more diversified business, led by Marty Becker
Max Transaction In-Line with IPC’s Strategic Objectives
Significant Shareholder Value Creation
Both IPC and Max are at historical low trading valuation and currently at a discount to book value
Larger, more diversified companies typically trade at a higher multiple

IPC Strategic Objectives are Complementary to Max
IPC allows Max to accelerate its build out
Max provides IPC with real diversification
IPC adds high quality property catastrophe reinsurance franchise
Capital to support growth of Max’s well established and diversified platforms
Ability to increase retentions on Max’s business and expand capacity where appropriate
Adds size and scale to both companies at a time when cost of capital is at a relative high point
Similar transaction valuations allows both shareholders to be fairly rewarded
Deal protections designed to reflect planned “merger-of-equals” rather than a
“change in control”
Max considered other diversification alternatives but did not conduct a process

Why Shareholders Should Vote For The IPC / Max Merger
Compelling strategic combination
Leading specialty insurance/reinsurance business
Global platform with enhanced size and scale
Diversification into complementary and non-correlated business lines
Well established, entrepreneurial management team
Offers significant value to shareholders
Speed and certainty of closing
Result of a thorough and robust process
The Max transaction and the Validus offer are NOT “either or" options
Choice for IPC Shareholders – Vote to Approve Max Merger or NO Transaction
Closing expected immediately after the June 12
th
shareholder vote, before hurricane season

39 Appendix - Overview of IPC

Reinsurance Industry Overview
Reinsurance is a form of insurance for insurance companies
Allows clients to transfer risk to the reinsurance market and more efficiently manage capital
Reinsurer’s obligation is to the insurance company not the policyholder
Insurance company inherently assumes some degree of credit risk
Reinsurers principally generate income through underwriting and investment income
Coverage provided across diverse business lines
Coverage includes “short-tail” lines such as property cat and “long-tail” lines such as general liability
The “tail” refers to the amount of time until a claim is paid
Long-tail reinsurers generally have higher investment leverage as invested assets grow
Short-tail reinsurers can have significant earnings volatility due to property cat exposure
Bermuda is on of the world's largest reinsurance centers

Established in 1993, sponsored by AIG, listed on Nasdaq since 1996
Focused on property catastrophe reinsurance
Majority written on an excess of loss basis for primary insurers rather than reinsurers
Subject to aggregate limits on exposure to losses
Approximately 258 clients during 2008 (36% U.S.-based), including many of the leading insurance companies around the world
No single ceding insurer accounted for more than 3.7% of GPW, excluding reinstatement premiums
IPC Overview
($mm) 2007 2008
Gross premiums written $404.1 $403.4
Net premiums earned 391.4 387.4
Net income (Loss) $385.4 $90.4
Operating earnings per common share (diluted) $4.56 $4.36
Assets $2,627.7 $2,388.7
Shareholders’ equity 2,125.7 1,850.9
Book value per share (diluted) $32.42 $32.85
Operating return on average common equity 15.4% 13.0%
Loss & LAE ratio 31.9% 40.2%
Expense ratio 18.0% 16.2%
Combined ratio 49.9% 56.4%
A.M. Best FSR rating (outlook) A (Neg) A (Neg)
Standard & Poor’s FSR rating (outlook) A- (Stable) A- (Stable)

Europe
28%
U.S.
53%
Australasia
3%
Worldwide
8%
Japan
6%
Other
3%
U.S.
42%
Australasia
3%
Worldwide
21%
Other
1%
Japan
5%
Europe
28%
Catastrophe
80%
Retro
10%
Risk Excess
3%
Aviation
5%
Other
2%
Other
4%
Aviation
4%
Risk Excess
3%
Retro
6%
Catastrophe
84%
Established and Consistent Business
Risk type
2003 2008
Risk type
Geography Geography
____________________
(1) Excludes reinstatement premiums
GPW (1) = $315.5 million GPW (1) = $370.9 million

42
36
29
13
51
136
62
112
17
18
61
237
15
32
40.2
17
17
19
20
23
24
21
18
17
17
17
15
18
18
16.2
59%
54%
48%
33%
74%
160%
83%
129%
34% 35%
78%
252%
33%
50%
56.4%
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Loss ratio Expense ratio
IPC Performance
NPE growth
($mm)
Book value per share growth
(1)
Asset growth
($mm)
$74.7
$387.4
$0
$100
$200
$300
$400
$500
1994 2008
$13.76
$32.85
$0.0000
$10.0000
$20.0000
$30.0000
$40.0000
1994 2008
$387.0
$2,388.7
$0
$1,000
$2,000
$3,000
1994 2008
____________________
(1) Represents diluted book value per common share.
(2) Calculated as net income (loss), available to common shareholders divided by the average common shareholders’ equity (excluding convertible preferred shares).
Underwriting performance
WTC: $116mm loss
Hurricanes Katrina, Rita, Wilma: $977mm loss
20% 24% (38%) 9% 18% 17% (1%) 8% 1% 12% 20% 20% 19%
ROAE²
Average loss
ratio 60.1%
Average expense
ratio 18.5%
15% 4%
Average combined ratio
78.5%

44 Appendix - Overview of Max Capital

Global underwriter of specialty insurance and reinsurance
Multiple operating platforms - Bermuda, Dublin, United States, and Lloyd’s
Diversified business profile across specialty classes of business
Highly experienced management with proven track record
Opportunistic and disciplined underwriting strategy
Analytical and quantitative underwriting orientation
5 year average combined ratio, with cats, of 93%
Strong, liquid balance sheet with conservative reserving track record
Gross premiums written (2008) of $1.3 billion and 3/31/09 equity of $1.3 billion
Prudent capital management - $305 million in dividends/repurchases over last 5 years
Significant expansion of underwriting platforms with minimal goodwill
High quality investment portfolio repositioned to reflect traditional underwriting base
Alternative investments are now a much smaller part of Max’s asset base at 11.9% and are to be reduced to 5% to 7%
Max has evolved and repositioned itself since its formation in 1999
Overview of Max Capital
Short-Tail
Long-Tail
62%
38%
Insurance
Reinsurance
53%
47%

Global Reach Through Established Platforms
Bermuda / Dublin
Reinsurance
Bermuda / Dublin
Insurance
Lloyd’s
U.S Specialty Insurance
Major
Classes
Agriculture
Aviation
Excess liability
Medical malpractice
Professional liability
Property
Marine and energy
Whole account
Workers’ comp
Life and annuity
Aviation
Excess liability
Professional liability
Property
Personal accident
Financial institutions
Professional liability
Property
General liability
Marine
Property
Operating
Regions
United States
Latin America
Canada
European Union
Japan
Australia
New Zealand
United States
European Union
United Kingdom
Japan
Denmark
United States
Offices
Bermuda
Dublin
Bermuda
Dublin
Hamburg
London
Leeds
Tokyo
Copenhagen
New York
Philadelphia
Richmond
Atlanta
Dallas
San Francisco

Max Has a Strong Market Position in Specialty Classes …
Working layer excess business
Focus on Fortune 1000 customers
2008 combined ratio = 88%
2008 GPW - $389 million
2008 GPW - $420 million
Bermuda / Dublin Insurance Bermuda / Dublin Reinsurance
Working layer excess / quota share
business
Cross class capability
2008 combined ratio = 87%
Excess
Liability
Professional
Liability
Aviation
Property
14%
14%
41%
32%
Other
General
Liability
Marine &
Energy
Whole
Account
Aviation
Prof.
Liabliity
Workers
Comp
Med. Mal.
Agriculture
Property
25%
19%
18%
13%
9%
8%
3%
3%

… With an Attractive Position in the U.S. Market and Lloyd’s
Launched in 2007
Nationwide niche E&S underwriter
Growing into expense base – target combined
ratio of 85% to 90%
Expected GPW of $250 million in 2009
2008 GPW - $194 million
2008 GPW - £65 million
(1)
U.S. Insurance Max at Lloyd’s
Acquired in November 2008
Direct and reinsurance
Expected GPW of $150 million in 2009
____________________
(1) GPW reflects full year of business, which includes periods prior to the acquisition by Max.
Marine
General
Casualty
Property
20%
31%
49%
Accident &
Health
Fin.
Institutions
Prof.
Indemnity /
Med. Mal.
Employers'
Public Liability
Property
Treaty
45%
1%
19%
18%
17%

As % of Total Investments
Max Investment Portfolio Highlights
____________________
(1) Peers include: IPCR, PRE, ORH, ACGL, RE, RNR, MRH, ENH, TRH, AXS, AWH, PTP, VR, AHL, FSR, and GLRE.  Peer average represents 3/31/09 allocation of preferred / equities and “other investments” as % of total investments.
Alternatives allocation is decreasing
Alternative
investments
12%
Cash
19%
Fixed income
69%
Long / Short funds
41%
Opportunistic
3%
Distressed
Securities
14%
Arbitrage
strategies
24%
Emerging / Global
Markets
18%
5%-7%
12%
29%
0%
5%
10%
15%
20%
25%
30%
35%
Max
12/31/05
Max
3/31/09
Target
Market neutral / absolute return focus
Max alternatives in line with Bermuda peers
Max / IPC alternatives target = 5%-7%
Peer group
(1)
(average) = 10%

50 Appendix - Book Value Calculations

Calculation of Combined Book Value Per Share (IPC / Max)
As of December 31, 2008
Combined
(a)
(per IPC share)
Max IPC
Value Delivered
by Max per IPC
Share (0.6429)
2.5% accretive
to IPC
1.2% accretive
to IPC
____________________
(a) “Combined” figures exclude impact of purchase accounting adjustments.
Shares outstanding
Basic shares 55,855,103
(7)
55,805,790
(10)
35,877,542 91,732,645
Warrants (net) 0 635,728
(11)
408,710 408,710
Stock options (net) 18,608
(8)
120,685
(12)
77,589 96,197
Restricted stock awards 474,987
(8)
447,195
(12)
287,502 762,489
Diluted shares outstanding
(1)
56,348,698 57,009,398 36,651,342 93,000,040
Book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,280,331 $3,131,278
Book value per share
(2)
$33.14 $22.94 $35.69 $34.13
Diluted book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,280,331 $3,131,278
Proceeds from exercise of
Warrants and stock options
(3)
0 0 0 0
Diluted book value $1,850,947 $1,280,331 $1,280,331 $3,131,278
Diluted book value per share
(4)
$32.85 $22.46
(14)
$34.93 $33.67
Tangible book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,280,331 $3,131,278
Goodwill and other intangible assets 0 (40,488)
(15)
(40,488) (40,488)
Tangible shareholders' equity $1,850,947 $1,239,843 $1,239,843 $3,090,790
Tangible book value per share
(5)
$33.14 $22.22 $34.56 $33.69
Diluted tangible book value per share
Diluted book value $1,850,947 $1,280,331 $1,280,331 $3,131,278
Goodwill and other intangible assets 0 (40,488)
(15)
(40,488) (40,488)
Diluted tangible book value $1,850,947 $1,239,843 $1,239,843 $3,090,790
Diluted tangible book value per share
(6)
$32.85 $21.75 $33.83 $33.23

Calculation of Combined Book Value Per Share (IPC / VR)
As of December 31, 2008
Validus IPC
Termination Fee
Combined
(b)
(per IPC share)
16.1% dilutive
to IPC
19.6% dilutive
to IPC
____________________
(a) In order to place figures on a comparative basis, “combined” figures are shown per share of IPC by converting the exchange ratio of 1.1234 VR shares per IPC share to 0.8902 (1 ÷ 1.1234) IPC shares per VR share, including the impact of $3.00 per share of cash consideration.
(b) “Combined” figures exclude impact of purchase accounting adjustments.
Value Delivered
by VR per IPC
Share (1/1.1234)
(a)
Shares outstanding
Basic shares 55,855,103
(7) 75,624,697 (16) 67,317,694 123,172,797
Warrants (net) 0
2,856,884 (16) 2,543,069 2,543,069
Stock options (net) 18,608
(8) 848,758 (16) 755,526 774,134
Restricted stock awards 474,987
(8) 2,986,619 (16) 2,658,553 3,133,540
Diluted shares outstanding
(1)
56,348,698 82,316,958 73,274,842 129,623,540
Book value per share
Shareholders' equity $1,850,947
(9)
$1,938,734
(16)
$1,769,744 $(50,000) $3,570,691
Book value per share
(2)
$33.14 $25.64 $26.29 $28.99
Diluted book value per share
Shareholders' equity $1,850,947
(9)
$1,938,734
(16)
$1,769,744 $(50,000) $3,570,691
Proceeds from exercise of
Warrants and stock options
(3)
0 0 0 0
Diluted book value $1,850,947 $1,938,734 $1,769,744 $(50,000) $3,570,691
Diluted book value per share
(4)
$32.85 $23.55 $24.15 $27.55
Tangible book value per share
Shareholders' equity $1,850,947
(9)
$1,938,734
(16)
$1,769,744 $(50,000) $3,570,691
Goodwill and other intangible assets 0 (147,610)
(17)
(147,610) (147,610)
Tangible shareholders' equity $1,850,947 $1,791,124 $1,622,134 $(50,000) $3,423,081
Tangible book value per share
(5)
$33.14 $23.68 $24.10 $27.79
Diluted tangible book value per share
Diluted book value $1,850,947 $1,938,734 $1,769,744 $(50,000) $3,570,691
Goodwill and other intangible assets 0 (147,610)
(17)
(147,610) (147,610)
Diluted tangible book value $1,850,947 $1,791,124 $1,622,134 $(50,000) $3,423,081
Diluted tangible book value per share
(6)
$32.85 $21.76 $22.14 $26.41

Purchase Accounting Adjustments
Reserve adjustment of $130 million does not represent a change in the amount of reserves established by Max
Represents fair value purchase accounting adjustment, solely as a result of the merger
Discount rates are applied to the underlying cash flows, combined with an estimated risk premium
Reserve adjustment will be reversed into income each year, increasing net income
Increases net income by $13 million (10% of total) in year one
Cumulative increase of $130 million over the payout period
Reserve adjustment has no economic impact – represents only a timing difference
Does not impact
ultimate losses and
loss adjustment
expenses
IPC 12/31/08 shareholders' equity $1,850.9
Plus: Max 12/31/08 shareholders' equity 1,280.3
Combined 12/31/08 shareholders' equity $3,131.3
Purchase accounting adjustments
Less: Adjustment to reserves ($130.0)
Less: Transaction expenses (40.0)
Plus: Other purchase accounting adjustments 12.1
Pro forma 12/31/08 shareholders' equity $2,973.4
Less: Goodwill and intangibles (28.5)
Pro forma 12/31/08 tangible shareholders' equity $2,944.9
IPC 12/31/08 fully diluted book value per share $32.85
Pro forma 12/31/08 fully diluted book value per share $31.97
Pro forma 12/31/08 fully diluted tangible book value per share $31.67

Footnotes
Note: Book value per share, diluted book value per share, tangible book value per share, and diluted tangible book value per share are all “non-GAAP financial measures” as defined in Regulation G.  Combined figures exclude purchase accounting adjustments.  For more information on GAAP purchase accounting adjustments, see the joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.
1.
Calculations are based on treasury stock method for warrants and stock options; and includes all restricted stock and RSUs outstanding as of the
12/31/2008 balance sheet date. Validus’ publicly disclosed calculations are based on the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company, and the resulting common shares from exercise remain outstanding.
2.
Shareholders’ equity divided by basic shares outstanding.
3.
Calculations are based on treasury stock method, assuming the proceeds received upon exercise of warrants and stock options are used to repurchase shares at the 12/31/2008 closing market price.
4.
Diluted book value divided by diluted shares outstanding as of the 12/31/2008 balance sheet date.
5.
Tangible shareholders’ equity divided by common shares outstanding as of the 12/31/2008 balance sheet date.
6.
Diluted tangible book value divided by diluted shares outstanding as of the 12/31/2008 balance sheet date.
7.
Common shares outstanding as of 12/31/08 per the IPCR Consolidated Balance Sheet contained within the IPC 2008 Form 10-K.  Adjusted to exclude certain restricted stock awards included in shares outstanding.
8.
Note 7 in the IPC 2008 Form 10-K Notes to the Consolidated Financial Statements. Adjusted to exclude certain restricted stock awards included in shares outstanding.
9.
Per the IPC Consolidated Balance Sheet included in the IPC 2008 Form 10-K.
10.
Common shares outstanding as of 12/31/08 per the MXGL Consolidated Balance Sheet contained within the Max 2008 Form 10-K filed 2/19/2009.
11.
Note 12 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements. Based on the treasury stock method.
12.
Note 13 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements. Based on the treasury stock method. 2,021,631 non-vested restricted stock awards included in basic shares outstanding.
13.
Per the Max Consolidated Balance Sheet included in the 2008 Form 10-K.
14.
As disclosed in Max’s fourth quarter 2008 earnings press release, dated 2/11/2009.
15.
Note 5 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements.
16.
Based on page 6 of the Validus Investor Financial Supplement as of 12/31/2008 filed 2/12/2009.
17.
Note 6 in the Validus 2008 Form 10-K Notes to the Consolidated Financial Statements.